SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2005
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	October 13, 2005
Shaw Communications Inc.
By:
/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
VICTORIA RINGS UP A NEW CHOICE FOR HOME PHONE SERVICE
Shaw Digital Phone arrives to offer a new, reliable alternative
CALGARY, AB (October 12, 2005) — Shaw Communications announced today that a new choice for home phone service is now available in Victoria. Shaw Digital Phone has arrived, giving customers unlimited North American calling, all the popular home phone features, and industry-leading reliability for a flat monthly rate.
The service is priced at $55.00 per month for Shaw customers when they bundle the service with any other Shaw service, such as Cable TV, Digital TV, or High-Speed Internet.
“Customers across Western Canada have embraced this new choice for home phone service and we’re extremely excited to bring the service to B.C. and the provincial capital,” said Jim Shaw, CEO of Shaw Communications Inc. “Our phone customers appreciate the ability to call anywhere, anytime across North America to keep in touch with friends and family.”
Shaw Digital Phone also includes professional installation, enhanced-911 service, directory and operator services, and 24/7/365 customer support, all at no additional cost. Customers also have the option of keeping their current home phone number, and the service works with existing telephones in a customer’s home, so no additional equipment is required.
The Victoria launch continues the positive momentum of Shaw Digital Phone across Western Canada and represents Shaw’s fourth market launch this year. The new service has continued to exceed the company’s expectations as more and more customers in Western Canada choose to move their home phone service to Shaw.
Unique to Shaw Digital Phone is the ability to receive a new phone number and get connected to the service the next day. “When customers find out they can have a Shaw technician at their home for an installation tomorrow and begin enjoying their home phone service right away, they’re taking advantage of the opportunity,” continued Jim Shaw.
Shaw Digital Phone is a primary line telephone service that uses Shaw’s managed broadband network, not the public Internet, allowing Shaw to offer a consistent level of quality and reliability to its phone customers.
Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet, Digital Phone, telecommunications services (through Big Pipe Inc.) and satellite direct-to-home services (through Star Choice Communications Inc.) to approximately 3.0 million customers. Shaw is traded on the Toronto and New York stock exchanges and is a member of the S&P/TSX 60 index (Symbol: TSX - SJR.NV.B, NYSE - SJR).

Attention photo editors: Photo to be posted on wire by 1:00 pm PDT following the Victoria press conference.
For more information, please contact:
Jim Shaw
Shaw Communications Inc.
(403) 750-4500